Exhibit 99.1

POLY-PACIFIC INTERNATIONAL INC.

For Immediate Release

June 8, 2007

Edmonton, Canada - Poly-Pacific International Inc. (“Poly-Pacific”)(TSX-V: “PMB”; OTCBB: “PLYPF”; Berlin: “A0LGDN”; Frankfurt: “POZ”) is pleased to announce that it has received TSX Venture Exchange final acceptance for a private placement (the “Private Placement”) of an aggregate of 3,000,000 units (“Units”) at a price of $0.10 per Unit for gross proceeds of $300,000. Each Unit is comprised of one common share (“Common Share”) and one (1) Common Share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one (1) additional Common Share at a price of $0.40 per Common Share for a period of two (2) years following the date of closing.

All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on September 26, 2007.

Poly-Pacific intends to use the proceeds from the Private Placement for general working capital purposes and to assist Poly-Pacific in obtaining a letter of credit for $300,000 in order to fulfill one of the conditions imposed by the City of Kingston, Ontario to obtain approval to access the McAdoo landfill site before July 1, 2007.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings. Poly-Pacific is actively developing its business model to include the reclamation of industrial polymer fibre throughout North American landfill sites.

For more information contact:

Mr. Randy Hayward

Telephone: (250) 755-7725

Facsimile: (250) 755-7711

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.